

Mail Stop 4628

June 29, 2018

Via E-mail
Timothy B. Page
Chief Financial Officer
CAI International, Inc.
Steuart Tower
1 Market Square, Suite 900
San Francisco, CA 94105

> **Re: CAI International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 1-33388**

Dear Mr. Page:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 14</u>
<u>A failure to comply with export control or economic sanctions laws and regulations could have a material adverse effect…, page 30</u>

1. On page 9, you identify CMA CGM and MSC Mediterranean Shipping Co. as large customers, and on page 18, you identify Cosco and Maersk as your major shipping line customers. Each of these companies provides shipping services to, and/or has offices located in, Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, charterers, or other direct or indirect

arrangements. Tell us whether any contacts involve the governments of those countries or entities controlled by their governments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director